UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 000-56206

Midas Gold Corp.

(Translation of registrant's name into English)

890 - 999 West Hastings Street
Vancouver, B.C. V6C 2W2

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	News Release, dated December 4, 2020

99.2	Material Change Report, dated December 4, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIDAS GOLD CORP.

Date: December 4, 2020
	By:	/s/ Darren Morgans
	Name:	Darren Morgans
	Title:	Chief Financial Officer

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